[CHANGYOU.COM LIMITED LETTERHEAD]

September 2, 2011

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20459

Attn: Stephen G. Kirkorian, Accounting Branch Chief

Re:	Changyou.com Limited
Form 20-F for the Fiscal Year Ended December 31, 2010
Filed on February 28, 2011
Form 6-K filed on February 1, 2011
File No. 001-34271

Dear Mr. Kirkorian:

In connection with the response of Changyou.com Limited, dated the date hereof, to a letter from the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “SEC”) to Tao Wang, Chief Executive Officer of Changyou, dated August 24, 2011 (the “Comment Letter”), Changyou acknowledges that:

•	Changyou is responsible for the adequacy and accuracy of the disclosures in the Form 20-F and the Form 6-K referenced in the Comment Letter;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to the referenced filings; and

•	Changyou may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

/s/ Alex Ho
Alex Ho,
Chief Financial Officer